Exhibit 99.6
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Annual Report of Abitibi-Consolidated Inc. (the “Company”) on Form 40-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John W. Weaver, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	(signed) JOHN W. WEAVER

John W. Weaver
President & Chief Executive Officer
Dated this 31st day of March, 2006